Exhibit 16.1
September 13, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:
We have read Item 4.01(a) of Form 8-K dated September 13, 2023, of Invacare Holdings Corporation and are in agreement with the statements contained in the second, third, and fourth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP